FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

November 17, 2004

COMMISSION FILE NO. 1 - 10421

LUXOTTICA GROUP S.p.A.

VIA CANTÙ 2, MILAN, 20123 ITALY

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T
Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T
Rule 101(b)(7): ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Luxottica Group Announces The Successful Completion Of The Tender Offer For Cole
National Group Senior Subordinated Notes Due 2012

Milan, Italy – November 17, 2004 - Luxottica Group S.p.A. (NYSE: LUX; MTA: LUX) today announced the successful completion of the tender offer for Cole National Group’s 8 7/8 percent Senior Subordinated Notes due 2012.  As of the expiration time of the tender offer, noteholders had validly tendered $150 million, representing 100 percent of the aggregate principal amount outstanding.

Cole National Group will pay the holders of the tendered Notes a total of $181.7 million in cash, including accrued and unpaid interest.

On October 29, 2004, Cole National Group gave notice to holders of its $125 million 8 5/8 percent Senior Subordinated Notes due 2007 that it was calling all outstanding 2007 Notes for redemption on November 29, 2004. Upon redemption, Cole National Group will pay holders of the 2007 Notes an amount in cash equal to 101.4375 percent, plus accrued and unpaid interest, per $1,000 principal amount of Notes.

Luxottica Group is financing the two transactions with existing and available credit facilities.  The two series of Notes represent all of Cole National Corporation’s outstanding high-yield debt. Cole National Group is a wholly owned subsidiary of the recently acquired Cole National Corporation, now a wholly owned subsidiary of Luxottica Group.

Additional information for Cole National Group’s noteholders

Questions regarding the tender offer and consent solicitation may be directed to Goldman, Sachs & Co. at (800) 828-3182 (US toll-free) or +1 (212) 357-7867, or ABN AMRO Incorporated at (866) 409-7643 (US toll-free) or +1 (212) 409-6255.

Safe Harbor Statement

Certain statements in this press release may constitute “forward-looking statements” as defined in the Private Securities Litigation Reform Act of 1995. Such statements involve risks, uncertainties and other factors that could cause actual results to differ materially from those which are anticipated. Such risks and uncertainties include, but are not limited to, fluctuations in exchange rates, economic and weather factors affecting consumer spending, the ability to successfully introduce and market new products, the ability to effectively integrate recently acquired businesses, the ability to successfully launch initiatives to increase sales and reduce costs, the availability of correction alternatives to prescription eyeglasses, risks that the integration into Luxottica’s operations will not succeed as currently planned, that expected synergies from the acquisition by Luxottica of Cole National, the direct parent of Cole, will not be realized as planned,  that the combination of Luxottica Group’s managed vision care business with Cole National’s will not be as successful as planned, as well as other political, economic and technological factors and other risks referred to in Luxottica Group’s filings with the U.S. Securities and Exchange Commission. These forward-looking statements are made as of the date hereof, and neither Cole National nor Luxottica, parent of Cole National, assume any obligation to update them.

Contacts

Luxottica Group S.p.A.

Luca Biondolillo, Director, Corporate Communications

Alessandra Senici, Manager, Investor Relations

Email: Investorrelations@luxottica.com

Tel.: +39 (02) 8633-4665

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

LUXOTTICA GROUP S.p.A.

By: /s/ Enrico Cavatorta
DATE: November 18, 2004	ENRICO CAVATORTA,
CHIEF FINANCIAL OFFICER